

Mail Stop 3233

September 25, 2018

Via E-mail
Wilbur Paes
Chief Financial Officer
Paramount Group, Inc.
1633 Broadway
Suite 1801
New York, NY 10019

>   **Re: Paramount Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed February 15, 2018**
>   **Form 8-K filed August 1, 2018**
>   **File No. 001-36746**

Dear Mr. Paes:

We have reviewed your September 12, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to a comment in our September 4, 2018 letter.

Form 8-K filed August 1, 2018

Exhibit 99.2

Guidance, page 6

1. We note your response to our prior comment 1. We continue to believe that guidance provided on PGRE's share of Cash NOI and NOI are non-GAAP measures. Please tell us in your response how you plan to address Item 10(e)(1)(i)(B) of Regulation S-K.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate &
Commodities